FOR IMMEDIATE RELEASE                    Contact - Guy T. Marcus
October 4, 1996                                    Vice President-Inv. Rel.
                                                   (214) 978-2691

                  HALLIBURTON COMPLETES ACQUISITION OF LANDMARK

     DALLAS,  Texas  --  Halliburton  Company  (NYSE-HAL)  today  completed  the acquisition of Landmark Graphics Corporation (NASDAQ-LMRK) following the approval and adoption of an agreement and plan of merger by Landmark shareholders.

     Halliburton will issue 0.574 of a share of its common stock for each outstanding share of Landmark's common stock. Based upon shares outstanding on the August 29, 1996 record date for the Landmark special meeting to approve the acquisition, Halliburton will issue approximately 10.1 million shares of its common stock to Landmark shareholders. Halliburton also will reserve for issuance an aggregate of approximately 1.8 million shares that may be issued upon the exercise of Landmark stock options.

     Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "Landmark's capabilities and expertise as the leading supplier of integrated exploration and production information systems and professional services to the petroleum industry will complement Halliburton's

                               Page 5 of 6 pages
                       The Exhibit Index appears on Page 4
leadership position in providing a broad range of key services designed to meet the current and future needs of the energy industry. Landmark will operate as a separate wholly-owned subsidiary and become part of Halliburton's Energy Services business segment. Bob Peebler will continue as Landmark's president and chief executive officer as we go forward."

     Bob Peebler commented, "Our customers are enthusiastic because Landmark will continue to provide an integrated suite of innovative software, systems and professional services for finding, producing and managing oil and gas reservoirs. In addition, they'll be able to dramatically shorten cycle times and increase productivity through the integration of data across the entire oilfield lifecycle--from discovery, to delineation, to production."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

                               Page 6 of 6 pages
                       The Exhibit Index appears on Page 4